UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of Report: March 27, 2015

Commission File Number: 001-33701

Fly Leasing Limited

(Exact Name of registrant as specified in its charter)

West Pier

Dun Laoghaire

County Dublin, Ireland

          (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On November 7, 2012, Fly Leasing Limited (the “Company”) entered into a revolving credit facility with a consortium of lenders (the “Fly Acquisition II Facility”) providing loans in an aggregate amount of up to $250.0 million. On July 3, 2013, the Company and the lenders agreed to increase total commitments under the facility to $450.0 million, and the availability period was extended to July 3, 2015. The final maturity date was also extended to July 3, 2018.

As disclosed in the Company’s annual report on Form 20-F for the year ended December 31, 2014, the Company exercised its right to terminate the availability period under the Fly Acquisition II Facility in January 2015.  Further, on March 27, 2015, the Company terminated the Fly Acquisition II Facility and repaid the amounts outstanding with proceeds from the refinancing of the last remaining aircraft that had been financed under the Fly Acquisition II Facility.  There were no prepayment penalties in connection with the termination of the Fly Acquisition II Facility.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fly Leasing Limited
(Registrant)

March 27, 2015	By:	/s/ Colm Barrington
Colm Barrington
Chief Executive Officer and Director

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